UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:   ADRPLUS Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

350 Main Street, Suite 9
Bedminster, NJ 07921-2689

Telephone Number (including area code): (908) 781-0560

Name and Address of Agent for Service of Process:

Mark Criscitello

Precidian Funds LLC

350 Main St., Suite 9

Bedminster, New Jersey 07921

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☐   No ☒

Item 1. Exact name of registrant.

ADRPLUS Funds Trust

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of New York

Item 3.   Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Trust

Item 4.   Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Unit Investment Trust

Item 5.   If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Not Applicable

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company .

Not Applicable

Item 6. Name and address of each investment adviser of registrant.

None

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not Applicable

Item 8. If registrant is an unincorporated investment company not having a board of directors:

Not applicable.

(a)	state the name and address of each sponsor of registrant;

Precidian ADRs LLC

350 Main Street, Suite 9
Bedminster, NJ 07921-2689

(b)	state the name and address of each officer and director of each sponsor of registrant;

The principal business address for each of the officers and members listed above is c/o Precidian ADRs LLC, 350 Main Street, Suite 9, Bedminster, New Jersey 07921-2689.

Daniel J. McCabe
Mark S. Criscitello
J. Stuart Thomas
William Cox

(c)	state the name and address of each trustee and each custodian of registrant.

To Be Determined

Item 9.   (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes t make a public offering of its securities (yes or no)

Yes

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10. State the current value of registrant’s total assets.

Not Applicable

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Bedminster and the State of New Jersey on the 10th day of October, 2014.

		Signature:	ADRPLUS FUNDS TRUST (Registrant)
		By:	Precidian ADRs LLC (On behalf of registrant and itself)
		By:	/s/ Daniel J. McCabe
Daniel J. McCabe, President

Attest:	/s/ Mark Criscitello
Mark Criscitello, Chief Operating Officer